Planet Technologies, Inc.
96 Danbury Road
Ridgefield, Connecticut 06877
January 5, 2007
Via Edgar
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:	Planet Technologies, Inc Withdrawal of Registration Statement on Form Sb-2 (File No. 333-122525)
Ladies and Gentlemen:
     Planet Technologies, Inc., a California corporation (the “Company”), hereby makes application to withdraw its Registration Statement on Form SB-2 (File No. 333-122525), including all amendments and exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2005, as amended on October 12, 2005, to be withdrawn effective and immediately.
     The Registration Statement is being withdrawn because shares covered by the Registration Statement relate solely to shares held by shareholders, who are now eligible to sell shares under Rule 144. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the prospectus included in the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on Securities Act Rule 155(c), promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.
     Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (203) 431-8963. If you have any questions with respect to this matter, please contact the Company’s counsel, Robert W, Blanchard, Esq. of Blanchard, Krasner & French at (858) 551-2440.

Very truly yours, PLANET TECHNOLOGIES, INC.
By:	/s/ Scott Glenn
Scott Glenn
Chief Executive Officer